07021644

Morgan

RECEIVED

The Morgan Crucible Company plc

26th February 2007

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED

MAR 1 3 2007

THOMSON
FINANCIAL

Paul Andrew Boulton
Company Secretary

Enclosure

dw 3/12

Registered Office as above
Registered in England No 286773
I:\Stock Exchange Announcements\SEC Filing Letter.doc

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	16:50 23-Feb-07
Number	8128R

IVED

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Morgan Crucible Company plc

2. Reason for the notification (please state **Yes/No**): n/a
See additional information.

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (N)

3. Full name of person(s) subject to the notification obligation (iii):
Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):
Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
N/A

6. Date on which issuer notified:
21/02/07

7. Threshold(s) that is/are crossed or reached:
Above 3% (L&G)

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)

	Number of shares	Number of voting Rights (viii)
Ordinary GBP Ord 0.25	9,439,042 Under S-198 on 23/6/04	3.25%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	10,158,815	10,158,815		3.50%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,158,815	3.50%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (direct) (L&G) (10,158,815 – 3.50% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (8,742,445 – 3.01% = PMC)
Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (8,742,445 – 3.01% = PMC)
Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A........

11. Number of voting rights proxy holder will cease to hold:

N/A........

12. Date on which proxy holder will cease to hold voting rights:
N/A........

13. Additional information:
Notification using the total voting rights figure of 289,610,142. First notification under DTR Sourcebook

14. Contact name:
Helen Lewis

15. Contact telephone number:
020 7528 6742

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Statement re Norton facility
Released	13:01 23-Feb-07
Number	7839R

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:7839R
Morgan Crucible Co PLC
23 February 2007

MORGANITE CRUCIBLE LIMITED ("MORGANITE") ANNOUNCES THE PROPOSED CESSATION OF THE MANUFACTURE OF CRUCIBLES AND CLAY GRAPHITE PRODUCTS AT ITS NORTON FACILITY

Morganite, a subsidiary of The Morgan Crucible Company plc, is regrettably considering the proposal to cease the majority of its manufacturing at its Norton (Worcester) site.

Morganite has traditionally relied heavily on export markets outside Europe for its growth and continuing profitability. The continuing rise in the value of sterling against the US dollar and the Japanese Yen since 2001 has significantly affected the profitability of the company and has made it less competitive in export markets, particularly given the rise of low cost competition from Asia.

Faced with these market conditions and the declining profitability of Morganite, the Directors have reluctantly concluded that they may have no alternative but to cease the manufacture of crucibles and clay graphite products at the Norton site. There will be a period of consultation with employee representatives but assuming no viable alternatives are forthcoming, it is anticipated that these activities could potentially cease in the first quarter of 2008.

The Company expects to maintain a warehouse and distribution operation in the area in order to continue to satisfy the requirements of its UK customers.

Enquiries:

Victoria Gould	The Morgan Crucible Company plc	01753 837 306
Mike Smith / Clare Strange	Finsbury	0207 251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	15:46 26-Feb-07
Number	8858R

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

THE MORGAN CRUCIBLE COMPANY PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

MR BALI BANDA

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON REFERRED TO IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

MR BALI BANDA

8`State the nature of the transaction

SALE OF SHARES

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

3,727

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.001

13. Price per *share* or value of transaction

287.33p

14. Date and place of transaction

23rd FEBRUARY 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

6,000

16. Date issuer informed of transaction

23rd FEBRUARY 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE.................................

24. Name of contact and telephone number for queries

MR PAUL ANDREW BOULTON TELEPHONE 01753 837000

Name and signature of duly authorised officer of *issuer* responsible for making notification

MR PAUL ANDREW BOULTON

Date of notification

26th FEBRUARY 2007

....

....

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:38 02-Mar-07
Number	2775S

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 02 March 2007 it purchased for cancellation from JPMorgan Cazenove Limited 150,000 ordinary shares at an average price of 268.10 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital consists of 289,460,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc is 289,460,142.

The above figure 289,460,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	12:37 05-Mar-07
Number	3254S

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting *rights are attached* (ii):
The Morgan Crucible Company plc

2. Reason for the notification (please state **Yes/No**): ( )

An acquisition or disposal of voting rights: (N)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (Y)

An event changing the breakdown of voting rights: (N)

Other (please specify) : (N)

3. Full name of person(s) subject to the notification obligation (iii):
Schroders plc

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
01/03/2007

6. Date on which issuer notified:
02/03/2007

7. Threshold(s) that is/are crossed or reached:
Below 10%

8. Notified details:
……………..

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	**Number of voting Rights** (viii)

Ordinary GB0006027295	31,364,812	31,364,812

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	N/A	N/A	28,780,131	N/A	9.938%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
28,780,131	9.938%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Schroder Investment Management Limited 28,778,617 9.938%
Schroder & Co Limited 1,514 0.001%

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

The Shares referred to in section 9 are held in portfolios managed by those firms on a discretionary bases for clients under investment management agreements.

14. Contact name:

Andrea Rowe

15. Contact telephone number:

020 7658 2521

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

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